Wefunder Revenue Share Calculator -- Inputs and Outputs

*Forward looking projections cannot be guaranteed.

Please enter inputs in the orange cells

Company name	Sepia
Tentative loan disbursal date	Aug 01, 2023
Total target loan amount	$275,000
Multiple for investors	2.00
% of revenues	10%
2023 revenue	$180,000
2024 revenue	$700,000
2025 revenue	$1,260,000
Projected annual growth rate	80%
Years to repay	4.00
"Interest" per year	25%

Quarterly view

Quarter	Year	Revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
Q3, 2023	2023	$45,000	$4,500	$4,500	$545,500
Q4, 2023	2023	$45,000	$4,500	$9,000	$541,000
Q1, 2024	2024	$175,000	$17,500	$26,500	$523,500
Q2, 2024	2024	$175,000	$17,500	$44,000	$506,000
Q3, 2024	2024	$175,000	$17,500	$61,500	$488,500
Q4, 2024	2024	$175,000	$17,500	$79,000	$471,000
Q1, 2025	2025	$315,000	$31,500	$110,500	$439,500
Q2, 2025	2025	$315,000	$31,500	$142,000	$408,000
Q3, 2025	2025	$315,000	$31,500	$173,500	$376,500
Q4, 2025	2025	$315,000	$31,500	$205,000	$345,000
Q1, 2026	2026	$567,000	$56,700	$261,700	$288,300
Q2, 2026	2026	$567,000	$56,700	$318,400	$231,600
Q3, 2026	2026	$567,000	$56,700	$375,100	$174,900
Q4, 2026	2026	$567,000	$56,700	$431,800	$118,200
Q1, 2027	2027	$1,020,600	$102,060	$533,860	$16,140
Q2, 2027	2027	$1,020,600	$16,140	$550,000	$0

Annual view

Year	Revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
2023	$90,000	$9,000	$9,000	$541,000
2024	$700,000	$70,000	$79,000	$471,000
2025	$1,260,000	$126,000	$205,000	$345,000
2026	$2,268,000	$226,800	$431,800	$118,200
2027	$4,082,400	$118,200	$550,000	$0